December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (214) 756-8580

Toni Weinstein
Locke Liddell & Sapp PLLC
2200 Ross Avenue, Suite 2200
Houston, TX 75201-6776

> **Re: Camden Property Trust**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 1-12110**

Dear Mr. Weinstein:

We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 3, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. In your response to comment nine from our letter dated August 21, 2007, you refer to your response to comment 3 and the table provided in that response. Your response to both comments does not specifically address our prior comment and we re-issue. You have not disclosed the necessary targets to be achieved for your executive officers to earn their annual bonus – the business unit goals only, performance award, or long-term compensation. Please disclose the <u>specific performance targets</u> used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel